Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5804	E-mail Address jbonnie@stblaw.com

VIA EDGAR	September 7, 2021

Re:	Acceleration Request for Bumble Inc.

Registration Statement on Form S-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Priscilla Dao

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Bumble Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:15 p.m., Washington, D.C. time, on September 9, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (202) 636-5804 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie